

October 22, 2015

<u>Via E-mail</u>
Mr. William J. Sanchez
Chief Executive Officer
Telco Cuba, Inc.
2001 Hollywood Blvd, Suite 211
Hollywood, FL 33020

      Re: Telco Cuba, Inc.
             Amendment No. 1 to Form 10-K for the
             Fiscal Year Ended November 30, 2014 filed July 8, 2015
             File No. 000-53157

Dear Mr. Sanchez:

We issued comments to you on the above captioned filing on August 11, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 5, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact James Giugliano at (202) 551-3319, or me at (202) 551-3871, with any questions.

                   Sincerely,

                   /s/Tia L. Jenkins

                   Tia L. Jenkins
                   Senior Assistant Chief Accountant
                   Office of Beverages, Apparel, and Mining